05039438

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38211

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 Wall Street
(No. and Street)

Kingston	New York	12401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Richard M. Netter~~ (845) 339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name – *if individual, state last, first, middle name*)

PO Box 505	Kerhonkson	New York	12401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Proprietor has $5,000 in customer account

CLEANTE J. GRAY
Notary Public-State of New York
No. 01GR5076671
Qualified In Ulster County
My Commission Expires April 28, 2007

Cleante J. Gray
Notary Public

Signature

Richard M. Netter
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 26, 2005

R. Securities, Inc.M.N.
D/B/A/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2004 and the related statements of revenue, expenses, and changes in retained earnings for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

During the course of the audit for the period ending December 31, 2004 an examination of the internal controls revealed other employees present in the company. However, I found that no one other than you has any access to any mail, checks, bank statements or other financial data that would cause an adverse opinion on the audited financial statements.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2004 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

RMN Securities, Inc.
d/b/a/ Senate Securities
Balance Sheet
December 31, 2004

Assets

Current assets		
Cash	146,282	
Accounts receivable	22,377	
Total Current assets		$ 168,659
Property plant and equipment		
Furniture and fixtures	28,651	
Less: accumulated depreciation	(28,651)	
Total Property plant and equipment		-0-
Total Assets		$ 168,659

Liabilities and Stockholders Equity

Current liabilities		
Accounts payable - trade	17,548	
Payroll taxes payable	1,172	
Total Current liabilities		$ 18,720
Stockholders Equity		
Common stock	1,000	
Additional paid in capital	82,612	
Retained earnings	66,329	
Total Stockholders Equity		149,941
Total Liabilities and Stockholders Equity		$ 168,659

RMN Securities, Inc.
d/b/a/ Senate Securities
Statement of Income (Loss) and Retained Earnings
For the period ending December 31, 2004

Operating revenue		
Sales	321,863	
		$ 321,863
Operating expenses		
Advertising	6,232	
Auto and truck expenses	1,058	
Insurance	22,718	
Legal and accounting	1,640	
Office expenses	3,043	
Officer salaries	30,000	
Other expenses	222,612	
Other taxes	100	
Payroll taxes	2,506	
Rental expenses	17,352	
Repairs and maintenance	1,898	
Travel expenses	4,157	
Telephone	4,806	
Total Operating expenses		318,122
Net income/(loss)		3,741
Retained earnings, beginning		62,588
Retained earnings, ending		$ 66,329

RMN Securities, Inc.
d/b/a/ Senate Securities
Statement of Cash Flows
For the period ending December 31, 2004

Cash flows from operating activities:	
Net income/(loss)	$ 3,741
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operations:	
Decrease/(increase) in accounts receivable	(12,619)
Increase/(decrease) in accounts payable	857
Increase/(decrease) in payroll taxes payable	77
Net cash provided by (used in) operating activities	(7,944)
Net Increase(Decrease) in Cash	(7,944)
Cash at Beginning of Period	154,226
Cash at End of Period	$ 146,282

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2004

Retained Earnings	1/1/04	$ 62,588
Income for 2004		3,741
Retained Earnings	12/31/04	66,329
Common Stock		1,000
Paid-in-Capital		82,612
Total Stockholders' Equity	12/31/04	$ 149,941

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2004

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.

Net Capital Computation
R.M.N. Securities, Inc.
D/B/A Senate Securities
12/31/2004

1)	Ownership Equity		$ 149,941
2)	Total From Below	17,548	
3)	Additional Charges – Excess Clearing Deposit		
4)	Haircut	6,553	
5)	Total Deductions		24,101
6)	Tentative Net Capital		$ 125,840

Payables - $17,548